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                                          Filed by Guilford Pharmaceuticals Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Commission File No. 0-20096
                                                  Subject Company: Gliatech Inc.


[The following is the text of slides being presented in a meeting with Guilford employees]


SLIDE:

       Guilford Pharmaceuticals

       Employee Presentation


SLIDE:

       What is being proposed?

       - Guilford has proposed to merge with Gliatech Inc., a pharmaceutical company located in Cleveland, Ohio


SLIDE:

       Why this merger?

       -      To create a competitive advantage
              -      through technology
                     - Increase "critical mass" - people, products, pipeline
              -      through business strategy
              -      through operational excellence
                     - Leverage respective manufacturing and sales capabilities; effect operational synergies
              -      through reduced cost of capital


SLIDE:

       Why this combination makes good sense

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       -      Establishes leadership position in two key areas
              -      Biopolymers for surgeons
              -      Strong CNS pipeline
       - Creates product-focused organization with tremendous growth potential
       -      Increases top-line revenues from product sales


SLIDE:

       Why this combination makes good sense

       - Builds stronger commercial organization and creates a robust research and development pipeline
              -      3 marketed products
                     -      Gliadel, Adcon-L, Adcon, T/N
              -      9 products in clinical development
                     -      5 biopolymer products
                     -      4 neurological products


SLIDE:

       Why this combination makes good sense

       -      New Directions
              -      Expand marketing and sales efforts
              -      Expand US manufacturing capacity
              - Expand process chemistry, small scale pharmaceutical production
              -      Expand clinical development capacity
              -      In-license other surgical products


SLIDE:

       Who is Gliatech Inc.

       - Gliatech is a leader in the discovery and development of therapeutic products based on the properties of glial cells
              - Developing innovative products for major unmet human health needs

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              -      Development initiatives are targeting products to improve
                     surgical outcomes and to treat neurological disorders.

SLIDE:

       The Combined Companies

       -      Name: Guilford Pharmaceuticals Inc.
       -      Headquarters: Baltimore, Maryland
              -      With manufacturing operations in Solon, Ohio
       -      Management:
              -      Craig R. Smith, M.D. - President and CEO
       -      Employees: approximately 300
       -      Cash: approximately $154 million


SLIDE:

       What Has Happened To Date

       -      Management discussions
       -      Due Diligence between the parties
       -      Merger Agreement negotiations
       -      Both Boards have approved
       -      Public Announcement


SLIDE:

       Next Steps

       -      Announcement of Integration Team Members
       -      Legal and regulatory filings
       -      Approval by shareholders of both companies - 3Q 2000
       -      Target completion of integration: 4Q 2000


SLIDE:

       Integration Team - Core Members

       - Guilford                                                                  - Gliatech
               -  Jack Brennan - Sr. VP,                                                  -   Rod Dausch - EVP, Finance
               Technical Operations



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

                    -    Team Leader
                  -      Andy Jordan - Sr. VP,                                            -   Michael Zupon - EVP,
                    Finance & Administration                                                Research & Development
                  -      Peter Sudzak - Sr. VP,                                           -   Monica Thayer - Director,
                    Research & Development                                                  HR
                  -      Lorraine Faris - HR
                    Director


SLIDE:

       Integration team

       -      Functional Integration teams
            -      Organized by corresponding functional head from each company


SLIDE:

       Integration Timeline

       -      Announcement of Merger
              -      May 30
       -      Personal Employment Program Letter to Gliatech Employees
              -      June 2 - 5
       -      Complete Employment Program Discussions
              -      July 25
       -      Shareholders of both companies vote
              -      July 31
       -      Final Personal Employment Program Letter to Gliatech employees
              -      August 3 - 4

       This schedule is subject to change. Any change will be communicated to you


SLIDE:

       Q&A

       These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary

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materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Guilford/Gliatech transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Guilford and Gliatech, failure of the Guilford or Gliatech stockholders to approve the merger; the risk that the Guilford and Gliatech business will not be integrated successfully; there can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger, the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Guilford's and Gliatech's business generally. More detailed information about those factors is set forth in Guilford's and Gliatech's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Guilford and Gliatech are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

       Guilford, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Guilford stockholders. Gliatech, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Gliatech stockholders.

       INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY GUILFORD AND GLIATECH WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM GUILFORD OR GLIATECH, AS THE CASE MAY BE. REQUESTS TO GUILFORD MAY BE DIRECTED TO 6611 TRIBUTARY STREET, BALTIMORE, MD. 21224, ATTENTION: INVESTOR RELATIONS. REQUESTS TO GLIATECH MAY BE DIRECTED TO 23420 COMMERCE PARK ROAD, CLEVELAND, OH. 44122, ATTENTION: INVESTOR RELATIONS.